Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007

Earnings (Loss):
Earnings (Loss) before income taxes	$ (396)	$ 146	$ (2,203)	$ 468

Add: Total fixed charges (per below)	373	422	1,094	1,274

Less: Interest capitalized	10	2	23	16
Total earnings (loss) before income taxes	$ (33)	$ 566	$ (1,132)	$ 1,726

Fixed charges:
Interest	$ 155	$ 200	$ 467	$ 610

Portion of rental expense representative of the interest factor	212	219	614	655

Amortization of debt expense	6	3	13	9
Total fixed charges	$ 373	$ 422	$ 1,094	$ 1,274

Ratio of earnings to fixed charges	-	1.34	-	1.35
Coverage Deficiency	406	-	2,226	-

Note:As of September 30, 2008, American has guaranteed approximately $750 million of AMR’s unsecured debt and approximately $305 million of AMR Eagle’s secured debt.  The impact of these unconditional guarantees is not included in the above computation.